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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington DC

SEC FILE NUMBER
8-50973

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: European American Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue, 8th fl.
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212 381-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. GIRASOLE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
7522 13TH AVENUE
BROOKLYN, NY 11228-2410

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of European American Equities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of N.Y.

Signature

President

Title

Notary Public

Notary Public, State of New York
No. 01GU6150030
Qualified in Kings County
Commission Expires Oct 11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUROPEAN AMERICAN EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

European American Equities, Inc.

For The Year Ended

December 31, 2009

Contents	Page

RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

11 Penn Plaza, 5th Floor
New York, NY 10001
(212) 946-4833
Fax: (212) 946-2808

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
European American Equities, Inc.

I have audited the accompanying statements of financial condition of European American Equities, Inc. (formerly known as TN Capital Equities, Ltd) as of December 31, 2009 and 2008, and the related statements of income, cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of European American Equities, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 26, 2010

Richard J. Girasole CPA

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2009 and 2008

ASSETS

		2009		2008
CURRENT ASSETS				
Cash in Bank	$	21,783	$	29,947
Cash in Bank-Savings		6,792		6,777
Cash in Bank- IMMA		31,624		31,115
Total Current Assets		60,199		67,839
PROPERTY AND EQUIPMENT				
OTHER ASSETS				
Fees Receivable		7,500		0
Total Other Assets		7,500		0
TOTAL ASSETS	$	67,699	$	67,839

-See Accountant's Audit Report and Notes to Financial Statements

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2009 and 2008

LIABILITIES AND STOCKHOLDERS EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts Payable	$ 27,457	$ 31,905
Total Current Liabilities	27,457	31,905
LONG-TERM LIABILITIES		
Total Liabilities	27,457	31,905
STOCKHOLDERS' EQUITY		
Paid in Excess	105,137	26,980
Retained Earnings	(64,895)	8,954
Total Stockholders' Equity	40,242	35,934
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 67,699	$ 67,839

-See Accountant's Audit Report and Notes to Financial Statements

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Income

	12 Months Ended December 31, 2009	12 Months Ended December 31, 2008
Sales		
Fees & Commissions	$ 1,458,910	$ 2,775,359
Total Sales	1,458,910	2,775,359
Cost of Sales		
Broker Fees	846,452	2,054,375
Consulting Fees	247,115	666,307
Hotel/Air/Travel	37,591	45,537
Total Cost of Sales	1,131,158	2,766,219
Gross Profit	327,752	9,140
Operating Expenses		
Salaries - Officer/Office	119,000	26,538
Advertising	3,341	5,139
Delivery/Messenger	1,946	3,746
Insurance	4,915	0
Registration/Compliance Fees	67,102	22,252
NASD/FINRA Fees	25,994	36,607
Medical Insurance	44,188	14,910
Office	18,174	10,101
Professional Fees	47,073	58,461
Rent	48,731	29,500
Payroll Taxes	10,975	6,901
Taxes Corp - State	3,000	1,430
Taxes Corp - City	1,500	7,453
Taxes Corp - Federal	0	9,770
Telephone	2,373	1,498
Travel	0	1,088
Travel & Entertainment	3,814	12,235
Total Operating Expenses	402,126	247,629
Operating Income	(74,374)	(238,489)
Other Income		
Interest Income	527	1,779
Total Other Income	527	1,779
Net Income(Loss)	$ (73,847)	$ (236,710)

-See Accountant's Audit Report and Notes to Financial Statements

EUROPEAN AMERICAN EQUITIES, INC.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (73,846)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(7,500)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(4,448)
Accrued Liabilities	0
Total Adjustments	(11,948)
Net Cash Provided By (Used in) Operating Activities	(85,794)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional Paid in Capital	78,157
Net Cash Provided By (Used In) Financing Activities	78,157
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,637)
CASH AT BEGINNING OF PERIOD	67,837
CASH AT END OF PERIOD	$ 60,201

-See Accountant's Audit Report and Notes to Financial Statements

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Changes in Stockholders Equity

	12 Months Ended December 31, 2009	12 Months Ended December 31, 2008
Beginning of Period	$ 35,932	$ 272,644
Plus: Net Income (Loss)	(73,847)	(236,710)
Plus: Add'l Paid in Capital	78,158	0
Stockholders Equity End of Period	$ 40,244	$ 35,932

-See Accountant's Audit Report and Notes to Financial Statements

European American Equities, Inc.
Statement of Changes in Financial Position
Twelve Months Ended December 31, 2009

Source of Funds:	
Operations:	
Net Profit (Loss)	$ (73,845)
Total from Operations	$ (73,845)
Other Sources: Paid In Capital	105,137
Total Other Sources	105,137
Total Source of Funds	$ 31,292
Application of Funds	0
Total Application of Funds	0
Change: Working Capital	$ 31,292

-See Accountant's Audit Report and the Notes to Financial Statement-

European American Equities, Inc.
Statement of Subordinated Debt
Twelve Months Ended December 31, 2009

Subordinated Debt as of January 1, 2009	$	0
Increases		0
Total Outstanding Debt		0
Decreases (Repayments)		0
Balance as of December 31, 2009	$	0

-See Accountant's Audit Report and the Notes to Financial Statement-

Notes to Financial Statements

Organization

1. European American Equities, Inc. formerly known as TN Capital Equities, LTD. (the "company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18,1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the" Exchange Act"),and which became a member of the National Association of Securities Dealers, Inc.("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporation.

Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2009, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2009 the company had net capital of $ 32,743. This amount exceeded such requirements for 2009 by $ 27,743. At December 31, 2008 the Company had net capital of $ 35,932.

European American Equities, Inc.
Computation of Net Capital for Brokers and Dealers
December 31, 2009

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOTAL CAPITAL	$	40,243
DEDUCTIONS		7,500
HAIRCUTS ON SECURITIES		-0-
NET CAPITAL	$	32,743
MINIMUM NET CAPITAL REQUIREMENT		(5,000)
EXCESS NET CAPITAL	$	27,743
AGGREGATE INDEBTEDNESS	$	(27,457)

European American Equities, Inc.
Computation of Reserve Requirements
December 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

11 Penn Plaza, 5th Floor
New York, NY 10001
(212) 946-4833
Fax: (212) 946-2808

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
European American Equities, Inc.

Gentlemen:

I have audited the accompanying financial statements of European American Equities, Inc. for the year ended December 31, 2009 and have issued my audit report dated February 26, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and , in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA